UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao V izcaya Argentaria, S.A. (“ BBV A ”), in accordance with the provisions of the Securities Market legislation, communicates the following: INSIDE INFORMA TION The Board of Directors of BBV A has agreed the following ordinary shareholder remuneration for 2024: a. A cash distribution of 0.41 euros gross per share in April 2025, the proposal for which will be submitted to the next Annual General Meeting, as final dividend for financial year 2024; and b. The execution of a 993 million euros BBV A shares buy-back programme for their cancelation, subject to obtaining the corresponding regulatory authorizations and approval by the Board of Directors of the specific terms and conditions of the programme, which will be communicated to the market prior to the start of its execution. Madrid, 30 January 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 30, 2025	By:	/s/ Gloria Couceiro Justo
	Name:	Gloria Couceiro Justo
	Title:	Global Head of Financial Planning, Business Performance, Capital and Cost & Investment Management